Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

May 29, 2012

VIA EDGAR TRANSMISSION

Ms. Karen Rosotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rosotto:

The purpose of this letter is to respond to the comments you provided to me on April 30, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 19 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the Reinhart Midcap Private Market Value Fund (the “Fund”).  PEA No. 19 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on March 15, 2012, and is scheduled to become effective on May 29, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.	In the first paragraph of the Principal Investment Strategies subsection, please consider adding “as of the date the index was last reconstituted” to the end of the second sentence.

The Trust responds by revising its disclosure to include the requested addition.

2.	In the Tax Information Section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains,” and does not require discussion of how a withdrawal from a tax-exempt account may be taxed.  The Fund has no way of determining whether a withdrawal from a tax exempt account consists solely of distributions or contains an amount related to a return of capital, which would not be subject to taxation.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings Section

3.	Please confirm supplementally that the valuation measures disclosed on page 4 relate solely to the Adviser’s investment strategy and are not used to fair-value a portfolio holding of the Fund.

The Trust confirms supplementally that the valuation measures disclosed on page 4 relate solely to the Adviser’s investment strategy and are not used to fair value any portfolio holding.  A security’s fair value is determined under fair value pricing procedures approved by the Board of Trustees.

Management of the Fund Section

4.	Please explain how excluding accounts less than $500,000 in the Similarly Managed Account Performance section is consistent with no-action letters or other Staff guidance on prior performance.

The Trust responds by citing Nicholas-Applegate II, 1997 SEC No-Act. LEXIS 264 (February 7, 1997), where the Staff noted that an adviser may choose to exclude certain similar accounts from a composite so long as such exclusions would not cause the composite performance to be misleading.  As the Adviser considers accounts under $500,000 not representative of its strategy, the exclusion of such accounts would not cause the composite performance to be misleading.

Shareholder Information Section

5.
Within the first paragraph of the Pricing of Fund Shares section, please consider revising the sentence as follows:  “The NAV of each class will not be calculated nor may investors purchase, or redeem, Fund shares on days that the NYSE is close for trading…”

The Trust responds by revising the disclosure as requested.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks Section

6.	Please consider reordering this section to separate the Fund’s principal investment strategies from non-principal investment strategies.

The Trust respectfully declines to reorder this section as suggested.  The Trust has ordered this section by investment type, which allows investors to locate a particular investment type without having to determine if such investment is a principal or non-principal investment strategy.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.